UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 5)

TRADESTATION GROUP, INC.

(Name of Subject Company)

FELIX 2011 ACQUISITION SUB, INC.

a wholly-owned direct subsidiary of

MONEX GROUP, INC.

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

89267P105

(CUSIP Number of Class of Securities)

Takuya Yamanaka

General Manager, Accounting Department

Monex Group, Inc.

Pacific Century Place Marunouchi 19F,

1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6219, Japan

Telephone: 011-81-3-6212-3750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

with copies to:

Ellen R. Patterson Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Telephone: (212) 455-2000	David A. Sneider Simpson Thacher & Bartlett LLP Gaikokuho Jimu Bengoshi Jimusho Ark Mori Building, 37th floor, 12-32 Akasaka 1-Chome, Minato-ku, Tokyo 107-6037 Japan Telephone: +81-3-5562-6202

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
415,361,592.75	48,223.48

*	The transaction valuation is an estimate calculated solely for the purposes of determining the amount of the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The maximum transaction valuation is calculated by multiplying $9.75, the per share tender offer price, by 42,601,189 shares of common stock of TradeStation Group, Inc., which includes (a) 40,468,933 shares of common stock issued and outstanding (including restricted stock) and (b) 2,132,256 shares of common stock subject to outstanding stock options with an exercise price less than $9.75.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Exchange Act and Fee Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	48,223.48.	Filing Party:	Felix 2011 Acquisition Sub, Inc.
Form or Registration No.:	Schedule TO-T.	Date Filed:	May 10, 2011.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2011 (together with any amendments and supplements thereto, the “Schedule TO”) by Felix 2011 Acquisition Sub, Inc. (“Purchaser”), a Florida corporation and a wholly-owned, direct subsidiary of Monex Group, Inc. (“Monex”), a joint stock corporation (kabushiki kaisha) incorporated under the laws of Japan. This Schedule TO relates to the tender offer by Purchaser for all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of TradeStation Group, Inc. (“TradeStation”), a Florida corporation, at a purchase price of $9.75 per Share, in cash, net to the seller, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 10, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), a copy of which is included as Exhibit (a)(1)(A) to the Schedule TO, and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), a copy of which is included as Exhibit (a)(1)(B) to the Schedule TO, which collectively constitute the “Offer”.

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 12 of the Schedule TO. You should read this Amendment together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 1. Summary Term Sheet.

(1) The information incorporated by reference into Item 1 of the Schedule TO is amended by adding the following thereto:

The Offer expired at 12:00 midnight, New York City time, on Tuesday, June 7, 2011. The Offer was not extended. Based on preliminary information from the Depositary, shareholders of TradeStation had tendered and not withdrawn 32,238,029 Shares (including 6,000 Shares tendered pursuant to the guaranteed delivery procedures), which represent approximately 74.3% of the outstanding Shares on a fully diluted basis, and 80.3% of the currently outstanding Shares on a non-fully diluted basis, and therefore satisfies the Minimum Tender Condition. Purchaser has accepted for payment all validly tendered Shares and will promptly make payment to the Depositary for the accepted Shares.

Subject to confirmation by the Depositary of the preliminary information regarding the number of tendered Shares, Monex and Purchaser intend to exercise the Top-Up Option to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares equal to the number of Shares that, when added to the number of Shares owned by Purchaser, Monex and its wholly-owned subsidiaries (other than treasury shares or Shares in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity for the benefit of its customers or clients) immediately prior to the exercise of such Top-Up Option, constitutes up to one share more than 80% of the outstanding Shares on a fully diluted basis. Monex and Purchaser intend to effect a short-form merger in accordance with Section 607.1104 of the FBCA as promptly as practicable, without the need for a meeting of TradeStation’s shareholders. In the Merger, Purchaser will be merged with and into TradeStation, with TradeStation continuing as the Surviving Entity. At the Merger Effective Time, each Share then outstanding (other than any Shares in respect of which appraisal rights are validly exercised under the FBCA and any Shares held by TradeStation, Monex or any of their subsidiaries (including Purchaser, but other than Shares in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity for the benefit of customers or clients, or shares held in satisfaction of a debt previously contracted, if any)) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be converted into the right to receive the Offer Price in cash, without interest and subject to any required withholding taxes.

Monex and TradeStation issued a press release on June 8, 2011, announcing the completion of the Offer. The full text of the press release is filed as Exhibit (a)(5)(H) to the Schedule TO and is incorporated herein by reference.

Item 4. Terms of the Transaction.

(1) The information incorporated by reference into Item 4 of the Schedule TO is amended by adding the amendment contained in Item 1, which is incorporated by reference into this Item 4 of the Schedule TO.

Item 8. Interest in Securities of the Subject Company.

(1) The information incorporated by reference into Item 8 of the Schedule TO is amended by adding the amendment contained in Item 1, which is incorporated by reference into this Item 8 of the Schedule TO.

Item 11. Additional Information.

(1) The information incorporated by reference into Item 11 of the Schedule TO is amended by adding the amendment contained in Item 1, which is incorporated by reference into this Item 11 of the Schedule TO.

Item 12. Exhibits. Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 10, 2011.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by TradeStation and Monex, dated April 20, 2011 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Purchaser and Monex with the SEC on April 21, 2011).*

(a)(5)(B)	English translation of the press release issued by Monex on April 21, 2011 only in Japan in compliance with the Tokyo Stock Exchange Requirements (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Purchaser and Monex with the SEC on April 21, 2011).*

(a)(5)(C)	English translation of the press release issued by Monex on April 21, 2011 (incorporated herein by reference to the Schedule TO-C filed by Purchaser and Monex with the SEC on April 22, 2011).*

(a)(5)(D)	Summary Advertisement as published on May 10, 2011 in The Wall Street Journal.*

(a)(5)(E)	Joint Press Release issued by Monex and TradeStation, dated May 10, 2011.*

(a)(5)(F)	English translation of the press release issued by Monex Group, Inc. on May 11, 2011 only in Japan in compliance with the Tokyo Stock Exchange Requirements.*

(a)(5)(G)	Joint Press Release issued by Monex and TradeStation, dated June 6, 2011, announcing the satisfaction of all regulatory conditions of the Offer.*

(a)(5)(H)	Joint Press Release issued by Monex and TradeStation, dated June 8, 2011, announcing the completion of the Offer.

(b)(A)	English translation of the Commitment Letter and term sheet, dated May 2, 2011, between Shinsei Bank, Ltd. and Monex.*

(b)(B)	English translation of the Commitment Letter and term sheet, dated May 6, 2011, between Mizuho Corporate Bank, Ltd and Monex.*

(d)(A)	Agreement and Plan of Merger dated April 20, 2011 among Monex, Purchaser and TradeStation (incorporated by reference to Annex A to the Offer to Purchase).*

(d)(B)	Mutual Nondisclosure Agreement dated December 8, 2010 between Monex and TradeStation (incorporated by reference to Exhibit (e)(2) of the Solicitation / Recommendation Statement on Schedule 14D-9 filed by TradeStation with the SEC on May 10, 2011) and amended by Amendment No. 1 to the Mutual Nondisclosure Agreement dated March 31, 2011 (incorporated by reference to Exhibit (e)(3) of the Solicitation / Recommendation Statement on Schedule 14D-9 filed by TradeStation with the SEC on May 10, 2011).*

(d)(C)	Employment and Management Continuity Agreement dated April 20, 2011 between TradeStation and Salmon Sredni (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by TradeStation with the SEC on April 21, 2011).*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FELIX 2011 ACQUISITION SUB, INC.

By:	/s/ Takashi Oyagi
Name:	Takashi Oyagi
Title:	President

MONEX GROUP, INC.

By:	/s/ Takashi Oyagi
Name:	Takashi Oyagi
Title:	CSO, Executive Director and General Manager

Date: June 8, 2011

EXHIBITS INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 10, 2011.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by TradeStation and Monex, dated April 20, 2011 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Purchaser and Monex with the SEC on April 21, 2011).*

(a)(5)(B)	English translation of the press release issued by Monex on April 21, 2011 only in Japan in compliance with the Tokyo Stock Exchange Requirements (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Purchaser and Monex with the SEC on April 21, 2011).*

(a)(5)(C)	English translation of the press release issued by Monex on April 21, 2011 (incorporated herein by reference to the Schedule TO-C filed by Purchaser and Monex with the SEC on April 22, 2011).*

(a)(5)(D)	Summary Advertisement as published on May 10, 2011 in The Wall Street Journal.*

(a)(5)(E)	Joint Press Release issued by Monex and TradeStation, dated May 10, 2011.*

(a)(5)(F)	English translation of the press release issued by Monex Group, Inc. on May 11, 2011 only in Japan in compliance with the Tokyo Stock Exchange Requirements.*

(a)(5)(G)	Joint Press Release issued by Monex and TradeStation, dated June 6, 2011, announcing the satisfaction of all regulatory conditions of the Offer.*

(a)(5)(H)	Joint Press Release issued by Monex and TradeStation, dated June 8, 2011, announcing the completion of the Offer.

(b)(A)	English translation of the Commitment Letter and term sheet, dated May 2, 2011, between Shinsei Bank, Ltd. and Monex.*

(b)(B)	English translation of the Commitment Letter and term sheet, dated May 6, 2011, between Mizuho Corporate Bank, Ltd and Monex.*

(d)(A)	Agreement and Plan of Merger dated April 20, 2011 among Monex, Purchaser and TradeStation (incorporated by reference to Annex A to the Offer to Purchase).*

(d)(B)	Mutual Nondisclosure Agreement dated December 8, 2010 between Monex and TradeStation (incorporated by reference to Exhibit (e)(2) of the Solicitation / Recommendation Statement on Schedule 14D-9 filed by TradeStation with the SEC on May 10, 2011) and amended by Amendment No. 1 to the Mutual Nondisclosure Agreement dated March 31, 2011 (incorporated by reference to Exhibit (e)(3) of the Solicitation / Recommendation Statement on Schedule 14D-9 filed by TradeStation with the SEC on May 10, 2011).*

(d)(C)	Employment and Management Continuity Agreement dated April 20, 2011 between TradeStation and Salmon Sredni (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by TradeStation with the SEC on April 21, 2011).*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.